FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed Pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Van Deuren, Jon D.	2. Date of Event Requring Statement (Month/Day/Year) 08/14/2001	4. Issuer Name and Ticker or Trading Symbol Aames Financial Corporation (AAM)
(Last) (First) (Middle) 350 South Grand Ave., 42nd Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable): [ ] Director [ ] 10% Owner [X] Officer (give [ ] Other (specify title below) below) Chief Accounting Officer	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Los Angeles, CA 90071			7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Onwership (Instr. 5)

FORM 3 (continued) Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (1)	(2)	10/01/2009	Common Stock	40,000	$5.00	D

Stock Option (1)	(2)	04/17/2010	Common Stock	10,000	$5.00	D

Stock Option (1)	(3)	08/07/2010	Common Stock	153,938	$0.85	D

Stock Option (1)	(3)	02/07/2011	Common Stock	46,017	$1.11	D

  Right to purchase
  Vests 20% of on date of grant; 20% annually thereafter on anniversary date of grant until fully vested.
  Vests and becomes fully exercisable on the ninth anniversary date of the grant, provided that optionee remains an employee on such date; subject further to earlier vesting based upon the Common Stock attaining certain per share market prices.
Explanation of Responses:

/s/ Jon D. Van Deuren	August 17, 2001
**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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